UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, May 6, 2004

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

                                The Board of Directors of Banco Bradesco S.A., complying with the deliberations taken at the Special Stockholders’ Meeting held on 12.17.2003, which instituted the Audit Committee, as contemplated in the Company’s Bylaws, decided the following issues in a meeting held on 04.30.2004:

1. to approve the Audit Committee Statute;

2. to appoint, for composing the above-mentioned Committee, the following members:

  Dorival Antônio Bianchi – Brazilian, married, bank employee, ID (RG) 3.090.248/SSP-SP, Individual Taxpayers’ Identification (CPF) 035.926.938/91, has a degree in Economy from Universidade de São Paulo (São Paulo University). Mr. Bianchi joined Bradesco on February 1, 1961, as a trainee. In 1982, he was elected Departmental Officer, in 1983, Managing Officer and from 1988 to March 1999, he acted as Executive Vice-President. From that date, Mr. Bianchi has been a Member of the Board of Directors. He is also involved in the management of other companies pertaining to the Organization. He is also Member of the Board of Directors of Bradespar S.A. since March 2000. He has acted as Member of the Board of Directors of various companies, such as VISANET - Companhia Brasileira de Meios de Pagamento from 1997 to 1999, Sadia S.A., from 1998 to 2001, Semp Toshiba Amazonas S.A., from 1997 to 2001 and Tigre S.A. Tubos e Conexões, from 1999 to 2001, and, as Executive Officer of Visa International (Regional Board for Latin America and Caribbean) from 1996 to 1999.
  Paulo Roberto Simões da Cunha – Brazilian, married, accountant, ID (RG) 4.840.176/SSP-SP, Individual Taxpayers’ Identification (CPF) 567.047.048/68, has a degree in Accounting and Business Administration from Faculdade de Ciências Econômicas de São Paulo. From 1976 to 1998, he worked for the Brazilian Central Bank, Supervising Department, becoming head of that Department in 1988, responsible for the supervision of Financial Institutions and companies allowed to operate by the Brazilian Central Bank in São Paulo, building a 22-year expertise in Banking Supervision. He also acted as Financial Service Consultant at KPMG Auditores Independentes from 1998 to 2004, having being involved in projects related to compliance and risk management areas in the main Brazilian banks.
  Yves Louis Jacques Lejeune – Brazilian, married, business administrator, ID (RG) 4.984.193/SSP-SP, Individual Taxpayers’ Identification (CPF) 195.142.808/06, has a degree in Philosophy from “Lycée Hoche – Versailles” College in Paris, France. He also studied at “Hautes Études Commerciales” and “Institut D’Études Politiques” Colleges, in Paris, France. He entered Banco Francês e Italiano para América do Sul (French-Italian Bank for South America) in 1962, in Santiago, Chile, working for Organization and Methods and System Development areas. In 1969, we was hired by Banco Sudameris Brasil S.A. to work for Data Processing, Accounting and Administration areas, being elected Managing Director in 1983. From 2001 to 2003, he acted as Superintendent Director and Investor Relations Director, occupying the same position at Banco América do Sul S.A. from 1998 to 2003. Additionally, from 1983 to 2003, Mr. Lejeune also acted as Executive Officer and Board Member in companies pertaining to the Sudameris Group.

                                Such appointed members will be in office for a 1 (one) year-period and their names will be submitted to the Brazilian Central Bank’s approval. The Audit Committee’s duties are contemplated in its Statute, in Banco Bradesco’s Bylaws, as well as, in applicable laws.

                                The Audit Committee’s objective is to assist the Board of Directors in performing activities related to the supervision of accounting and fiscal practices adopted in the preparation of financials statements of the Company, as well as, its subsidiaries.

Cordially,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

Statute of the Audit Committee
of Banco Bradesco S.A.

Chapter I
The Committee and its Goals

Art. 1o)	The Audit Committee, hereinafter referred to as “Committee”, a permanent nature statutory body, is ruled by this Statute, by Banco Bradesco’s bylaws and by applicable legislation.

Art. 2o)

The Committee is responsible for assisting the Board of Directors to perform its attributions related to the monitoring of accounting and fiscal practices adopted for preparing the financial statements of the Company and its affiliate companies.

Chapter II
Subordination

Art. 3o)	The Committee is subordinated to the Board of Directors, acting independently from the Board of Executive Officers.

Chapter III
Constitution

Art. 4o)

The Committee will be constituted of 3 (three) to 5 (five) members, with a one-year term of mandate, appointed and dismissed by the Board of Directors, having one of the members to be appointed as Coordinator.

First Paragraph – A Committee member can only be reappointed for such position after at least 3 (three) years from the end of its previous mandate, limited to 5 (five) successive reappointments.

Second Paragraph – The Committee members should be technically competent to perform the activities related to their positions and at least one of them should have proven knowledge in financial institutions accounting and auditing areas, that allows qualifications for such position.

Third Paragraph – In the event of a vacant position in the Committee, the Board of Directors will appoint a substitute.

Fourth Paragraph – The mandate of a Committee member cannot be delegated and should be performed based on diligence and loyalty duties, as well as avoiding any conflicting situation that may affect the interest of the Company and its stockholders.

Chapter IV
Committee’s Attributions

Art. 5o)	The following are the Committee’s attributions:

a)	to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as its replacement;

b)	to review financial statements including explanatory notes, management reports and independent auditor’s report, prior to their disclose to the market;

c)

to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and normative requirements applicable to the Company, in addition to internal regulations and codes;

d)

to verify, during the meetings mentioned in Article 9, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works, drawing up Minutes of all such meetings;

e)

to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as to recommend to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

f)

to establish and announce the procedures for the acceptance and treatment of information related to the unfulfillment of legal and normative dispositions applicable to the Company, in addition to regulations and internal codes, including the recommendation of procedures to protect the information provider and also the information confidentiality;

g)	to recommend to the Board of Officers corrections or improvements in policies, practices and procedures included in its attributions;

h)	to establish operating rules for its performance;

i)

to hold meetings with the Fiscal Committee and the Board of Directors, upon their request, to discuss about policies, practices and procedures identified in the scope of their duties.

First Paragraph – The Committee may, as far as its attributions are concerned, hire professional specialized services.

Second Paragraph – In order to assure the good performance of its activities, the Committee will have its own annual budget, approved by the Board of Directors.

Art. 6o)	The attributions of the Committee’s Coordinator are the following:

a)	to summon and preside the Committee’s meetings;

b)	to evaluate and define the issues to be treated during the meetings, including in the agenda the issues to be discussed;

c)	to fulfill and guarantee the fulfillment of the Committee Internal Statute;

d)	to authorize the discussion of issues that were not included in the meeting agenda;

e)	to request the issue of a report prepared by any specialized consultant or consulting company;

f)	to nominate the Secretary of the Board, who will be the responsible for drawing up the Committee’s meeting Minutes.

Chapter V
Requirements

Art.7o)	The following are the requirements for being appointed as a Committee member:

I-

not to be nor have acted as, in the last twelve months:

a) officer of the Company or of its related companies;
b) employee of the Company or of its related companies;
c) technical responsible, officer, manager, supervisor or any other management member of the team involved in the Company’s auditing works;
d) member of the Fiscal Committee of the Company or of its related companies;

II-

not to be neither married nor a relative in direct line, in collateral line up to the third level and by affinity up to the second level of people referred to in items “a” and “c” of above subheading I;

III-	not to receive any other kind of remuneration from the Company or its related companies, except for the remuneration related to the office of Audit Committee Member.

Single Paragraph – In case the member of the Audit Committee is also a member of the Board of Directors of the Company or of its related companies, such member is allowed to choose for which of these officers he will be paid;

IV-	have blameless reputation;

V-

not to be neither prevented by special law nor condemned for crimes of bankruptcy, tax evasion, forfeit, active or passive corruption, concussion, peculation, against popular economy, against full faith and credit, against property or against the National Financial System, nor condemned for a criminal punishment that forbids, even for a certain period of time, the access to public offices;

VI-

not to have neither been declared bankrupt or insolvent nor to have participated in the management or control of insolvent or concordatory company or corporation.

Single Paragraph – The requirements for being appointed as a Committee member will be stated in the respective “Minutes Book” when the members take office.

Chapter VI
Prohibitions

Art. 8o)	The Committee members are prohibited from taking part, directly or indirectly, into trades of securities issued by the Company or referred to such securities:

a)	before the disclosure to the market of relevant act or fact occurred in the Company’s business;

b)	in the 15-day (fifteen) period prior to the disclosure of the Company’s quarterly (ITR) and annual (IAN) information;

c)	in case of intention to promote incorporation, total or partial split, merger, transformation or stock restructuring;

d)

during the acquisition or sale process of stocks issued by the Company, exclusively on the dates on which the Company is involved in negotiations.

Single Paragraph – It is also prohibited, to the Committee members, to contract loans or advance money from the Company or from any of its controlled financial institutions, being such prohibition extended to the members’ spouse and relatives up to the second level.

Chapter VII
Meetings Frequency and Quorum

Art. 9o)

For the fulfillment of its attributions, the Committee will have meetings, at least, on quarterly basis, with the Company’s Board of Officers and independent and internal auditors.

First Paragraph – The Committee may be summoned to hold special meetings by the Board of Directors or by any of its members.

Second Paragraph – Meeting summons will occur with the simultaneous remittance of the agenda to be treated in the meetings, in 5 (five) business days’ prior notice, except for issues that demand an urgent discussion.

Third Paragraph – In case of absence or temporary disability of the Committee Coordinator, the Board of Directors will appoint a substitute to act as Coordinator.

Fourth Paragraph – The issues treated in the meetings will be registered in Minutes, drawn up in a proper book and signed by members and management representatives, when attending the meetings. The Minutes should include the most relevant items of discussions, attendance list, absence justifications, possible irregularities and requested measures.

Fifth Paragraph – The Committee’s meetings will be held at the Company’s headquarters or, if members consider convenient, in any other place, observing the attendance of the majority of members.

Sixth Paragraph – The Committee may invite Management members to attend its meetings, as well as internal and external co-workers who hold relevant information or whose issues are included in the agenda and belong to their performing areas.

Seventh Paragraph – It is allowed the participation of members in special and general meetings through the use of teleconference or videoconference equipment, with posterior signature of the Minutes.

Chapter VIII
Report Obligations

Art. 10)

The Committee should prepare, at the end of each semester terminated on June 30th and December 31st, a document named Audit Committee Report including, at least, the following information:

a) activities performed during the period to the extent of its attributions;

b) evaluation of effectiveness achieved by the Company’s Internal Control System and independent and internal auditors, emphasizing the fulfillment of dispositions provided in rules of regulating bodies, specially of the Brazilian Central Bank, in addition to internal regulations and codes, specifying detected failures;

c) description of recommendations submitted to the Board of Executive Officers, specifying the ones that have not been accepted and respective justifications;

d) evaluation of the quality of accounting statements referring to respective periods, emphasizing the utilization of accounting practices adopted in Brazil and the fulfillment of rules issued by the Brazilian Central Bank, specifying detected failures.

First Paragraph – The reports prepared by the Committee should be available for the analysis of the Brazilian Central Bank and of the Company’s Board of Directors for a minimum period of 5 (five) years after their preparation.

Second Paragraph – The Committee should disclose, together with semi-annual and annual accounting statements, summary of its Report, specifying most important information contained in that document.

Chapter IX
Report to the Brazilian Central Bank

Art. 11)

The Committee should formally inform the Brazilian Central Bank, within at most 3 (three) days after its identification, the existence or the evidences of mistakes or frauds represented by:

a) non observance of legal and regulating rules that may jeopardize the continuity of the audited Company;

b) frauds of any value commited by the Company’s management;

c) relevant frauds commited by the Company’s employees or third parties;

d) mistakes that cause relevant inaccuracies in the Company’s accounting statements, based on mistake and fraud concepts established in rules and regulations of the Federal Accounting Counsel, the Brazilian Accounting Institute and other regulating bodies.

Chapter X
Other Duties and Responsibilities

Art. 12)

The Committee, in addition to responsibilities already mentioned in this Statute, must:

a) take care of the Company’s interests, as far as its attributions are concerned;

b) assure that the Board of Directors is aware of issues that may cause a significant impact on the Company’s financial conditions and business;

c) submit, whenever necessary, to the Board of Directors a proposal to change the terms of this Statute;

d) analyze the reports issued by regulating bodies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.